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SEC FILE NUMBER 0-31295

CUSIP NUMBER 689803 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:        June 30, 2002

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

o2wireless Solutions, Inc.

Former name if applicable

N/A

Address of principal executive office (STREET AND NUMBER)

2355 Industrial Park Boulevard

City, state and zip code

Cumming, GA 30041

PART II — RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)   ☒

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Part III — NARRATIVE
Part IV — OTHER INFORMATION

Part III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of the Company has not completed the final review and approval of the disclosures and financial statements contained in the Quarterly Report on Form 10-Q and is unable to file the Report by the prescribed due date without unreasonable effort or expense. The Company intends to file the Report within the extension period.

Part IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin J. Dempsey	(678)	455-1158

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a restructuring charge of approximately $3.1 million, a write-down of approximately $3.4 million associated with the proposed sale of a subsidiary of the Company, bad debt expense of approximately $1.2 million, and merger-related expenses of approximately $1.5 million, the Company expects to report a net loss of approximately $(19.0) million for the second quarter of 2002 as compared to a net loss of $(3.9) million for the same period in 2001.

At June 30, 2002 the Company was in default under its credit facility with its senior lender due to a failure to comply with an EBITDA covenant. The Company has reached an agreement with its senior lender to waive the default at June 30, 2002.

o2wireless Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2002	By	/s/ Martin J. Dempsey

Martin J. Dempsey
Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the `representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).